The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848



02002725

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail



15th October, 2001.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th October 2001, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 15th October 2001, advising that Mr Ken Berry has resigned as a Director of the Company and that Mr Alain Levy has been appointed Chairman and CEO of EMI Recorded Music and a Director of EMI Group plc, both with immediate effect; and,

(b) an announcement dated 15th October 2001, detailing the options over EMI Group plc Ordinary Shares granted to Mr Alain Levy, a Director of the Company, under the EMI Group 1995 Executive Share Option Scheme.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

News Release

FOR IMMEDIATE RELEASE

JAN

TEL/537

EMI GROUP BRINGS IN NEW MANAGEMENT AT EMI RECORDED MUSIC

Alain Levy becomes chairman & CEO, David Munns is vice chairman

LONDON, 15 OCTOBER 2001 – Eric Nicoli and the board of EMI Group plc today announce the appointment of Alain Levy as chairman and CEO of EMI Recorded Music and as a main board director of EMI Group. Levy succeeds Ken Berry who has left EMI by mutual agreement.

A former president of PolyGram when it was the world's largest and most profitable record company, Levy's new role gives him global responsibility for all of EMI Recorded Music's operations, reporting to Eric Nicoli, chairman of EMI Group.

At the same time David Munns, who is also a former executive of PolyGram and who spent the first 15 years of his career at EMI, becomes vice chairman of EMI Recorded Music with special responsibility for global marketing and human resources, reporting to Levy.

Both appointments take effect today and both executives will initially be based at EMI Group's headquarters in London.

Nicoli said: "Over three decades with Virgin and EMI, Ken has established a wonderful collection of assets for the EMI Group. His enormous contribution includes building a superb artist roster and a talented management team with some of the world's best record executives.

"We are committed to improving the operating performance of EMI Recorded Music. In these challenging market conditions, Alain brings a unique blend of creative, commercial, strategic and leadership skills to take the business forward to the next level. He and David are two of the world's finest music executives and are a proven winning team. They have a tremendous track record of generating value for shareholders by creating an environment in which artists and management can flourish and I am delighted that they have agreed to join us."

From the time of PolyGram's flotation in 1989, to 1998 when Levy and Munns decided to leave the company upon its sale to Seagram, they were instrumental in growing PolyGram's share of the global record market from 12.5% to 17.5%, taking it from the number three position to number one. They improved recorded music operating margin from 12% to 15% while PolyGram's total market capitalisation grew from $2.5 billion to $10.4 billion. Together they developed the careers of some of the world's biggest-selling artists including Bryan Adams, Bon Jovi, Boyz II Men, Jacky Cheung, Sheryl Crow, Mylene Farmer, Elton John, Andrew Lloyd Webber, Luciano Pavarotti, Sting, Texas, Shania Twain, Van Morrison, U2 and Zucchero.

Levy said: "No other job is as attractive as this in a time of enormous change and challenge for the music industry. I am excited about the possibilities and I am delighted to be joining Eric's team. It is an honour to be part of EMI with its long history of great artists, music and people."

Berry said: "I have had a wonderful time at EMI. It is a fantastic company. I wish the company, its employees and artists the greatest success for the future."

EMI Group's trading and expectations remain in line with the update issued on 25 September. EMI's interim results will be released on 19 November.

In the last fiscal year, EMI Recorded Music contributed approximately 80% of EMI Group's turnover and around 70% of its operating profit. The remainder of the EMI Group's business is derived from EMI Music Publishing which is the world's largest music publisher.

The responsibilities of EMI Group's other executive directors – Martin Bandier, chairman and CEO of EMI Music Publishing, and Tony Bates, finance director of EMI Group and CFO and executive vice president of EMI Recorded Music – are unaffected by the changes announced today.

-ENDS-

For further information contact:

Eric Nicoli	EMI Group	Tel: +44 20 7355 4848
Amanda Conroy	EMI Group	Tel: +44 20 7667 3216
Patrick Handley	Brunswick	Tel: +44 20 7404 5959
Dan Klores	Dan Klores Communications	Tel: +1 212 981 5109

www.emigroup.com

NOTES

Alain Levy biography

Alain Levy was born in France on 19 December 1946. He is a graduate of the Ecole des Mines and of the Wharton Business School where he obtained an MBA, majoring in finance and MIS.

He joined CBS International (now Sony Music) in New York in 1972 as assistant to the president and a year later moved to the company's European headquarters in Paris where he was put in charge of manufacturing and logistics. In 1976 he was appointed vice president of marketing in Europe and later also assumed the management of CBS Italy. In 1979 he became manager of CBS France.

In 1984 Levy moved to PolyGram as CEO of its French operations. He built the business into France's largest record company with a market share of over 33%, record levels of profitability and artists such as Serge Gainsbourg, Johnny Halliday and Vanessa Paradis.

In 1988 he moved to London to become executive vice president of PolyGram in charge of its worldwide pop and music publishing activities. During this time, he played a leading role in PolyGram's negotiations to acquire Island Records in 1989 and A&M Records in 1990 which brought to PolyGram artists such as U2 and Sting.

In 1990 Levy moved to New York, adding to his direct responsibilities PolyGram's operations in the US.

In January 1991 he succeeded David G Fine as president and CEO of PolyGram and in the same year became a member of the group management committee of Philips NV, PolyGram's majority shareholder (the remainder of PolyGram was publicly quoted on the New York and Amsterdam stock exchanges).

Beginning in 1993, Levy led the company's expansion into the worldwide movie business with the establishment of PolyGram Filmed Entertainment which produced and distributed *Four Weddings and a Funeral*, *Trainspotting*, *Mr Bean*, *Fargo* and *Dead Man Walking*.

At the same time he continued to build PoyGram's music operations and was responsible for the acquisition of Motown Records (Diana Ross, Stevie Wonder, Marvin Gaye) and Def Jam Records (Jay Z, LL Cool J). In 1993 PolyGram became the number one music company in the world and remained in this position until 1998 when the company was sold to Seagram.

Since leaving PolyGram in 1998, Levy has been consulting and making seed investments in a number of different media companies. He sits on the advisory board of Schroders Ventures in the US and on the European advisory board of Wharton Business School.

David Munns biography

David Munns was born on 25 June 1951. He joined EMI in 1972 at its London headquarters in Manchester Square, and moved up through various marketing positions including product manager for Paul McCartney and working the first Wings album. From 1977 to 1979 he was responsible for the UK marketing of non-UK repertoire including Dr Hook, Kraftwerk and Helen Reddy.

In 1979 Munns moved to EMI Canada overseeing all of its operations except A&R (which was handled by Deane Cameron, now head of EMI Canada).

In 1984 Munns joined PolyGram as managing director of Polydor UK. During his four years there he grew the label's turnover from £10 million to £30 million and worked with artists such as The Cure, the Bee Gees, Level 42, Andrew Lloyd Webber, Style Council and Van Morrison.

In 1991 Munns was promoted to the position of senior vice president - pop marketing at PolyGram with worldwide responsibility for overseeing all of its record labels' frontline repertoire. He was a board director of Lloyd Webber's Really Useful Group from 1994 to 1999 and since 2000 has been a board director of Virgin artist Peter Gabriel's company OD2, the European online music distributor.

Since 1999, Munns has been managing the career of Jon Bon Jovi, one of the world's most popular recording artists who has sold 90 million albums during his career, including 7 million of his most recent studio record, *Crush*.

EMI Recorded Music

A division of EMI Group, EMI Recorded Music is the world's third largest record company with a market share of 14%. It operates in nearly 50 countries around the world, has a roster of over 1,500 artists and releases more than 1,000 albums a year. Its record labels include Blue Note, Capitol, EMI: Chrysalis, EMI Classics, Virgin, Parlophone and Priority.

EMI's recording artists include Air, The Beatles, David Bowie, Sarah Brightman, Mariah Carey, Coldplay, Daft Punk, Placido Domingo, Utada Hikaru, Mick Jagger, Lenny Kravitz, Massive Attack, Kylie Minogue, Pink Floyd, Radiohead, Sir Simon Rattle, the Rolling Stones, Tina Turner, Robbie Williams and the Spice Girls.

The EMI *Group* Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

15th October, 2001.

AVS Security No: 560502

JAN 2002

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, as part of his appointment as an Executive Director of EMI Group plc, Mr Alain Levy has today been granted, under the EMI Group 1995 Executive Share Option Scheme, options over EMI Group plc Ordinary Shares as follows:

3,000,000 Ordinary Shares at an exercise price of 300p per share;
3,000,000 Ordinary Shares at an exercise price of 400p per share;
2,000,000 Ordinary Shares at an exercise price of 500p per share; and
2,000,000 Ordinary Shares at an exercise price of 700p per share.

Mr Levy is also entitled to five further annual option grants of 2,000,000 Ordinary Shares each from January 2002 at exercise prices equal to the average of the mid-market prices of an Ordinary Share at 4.30pm for the five trading days up to and including the date of grant. All of the options granted to Mr Levy today, or in the future, may not, under the current rules of the Option Scheme, be exercised earlier than three years after the date of grant and may not ordinarily then be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved. In addition, Mr Levy has a holding of 200,000 Ordinary Shares held via a nominee.

We also advise that Mr Levy is currently a director of:

- David Linley Holdings Ltd;
- David Linley & Co. Ltd;
- Ilchester Investments Ltd;
- Ilchester Advisory Ltd; and,
- The Digital Broadcasting Company Ltd (in liquidation).

In addition, Mr Levy has, during the past five years, also been a director of:

- 14 Hyde Park Square Management Co. Ltd – resigned 25th March 1998; and,
- Boxman.com plc – resigned 22nd January 2001.

Other than the aforementioned companies, Mr Levy is not, and has not been in the past five years, a director of any other companies. Apart from the foregoing, Mr Levy has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary